March 4, 2011

VIA EDGAR CORRESPONDENCE

Ms. Jamie Kessel

Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Golden Growers Cooperative
Item 4.02, Form 8-K
Filed March 1, 2011
File No. 0-53957

Dear Ms. Kessel:

We are writing in response to your letter dated March 3, 2011, regarding the Item 4.02 on Current Report filed on Form 8-K on March 1, 2011 by Golden Growers Cooperative (the “Cooperative”).  To facilitate your review of our response, we are including your comments in boldface type, followed by our responses.

Form 8-K

1.                                      Please revise your disclosure to state who (i.e. board of directors, officers of the company, independent accountant, etc.) reached the conclusion your financial statements could not be relied upon for certain periods.  Refer to Item 4.02 of Form 8-K.

RESPONSE:

As of the date hereof we have filed an amended Current Report on Form 8-K/A (the “Form 8-K/A”, the marked text of which is attached hereto as Exhibit 1) that indicates that Mr. Dillon made the decision to restate the financial statements.

2.                                      Please revise to identify the date of the conclusion regarding non-reliance and identify the financial statements that should no longer be relied upon.

112 Roberts Street North. Suite 111, Fargo, ND 58102

RESPONSE:

The Form 8-K/A indicates that Mr. Dillon made the determination on September 8, 2010.

3.                                      Please provide a brief description of the facts underlying the conclusion for each of the items disclosed in your Form 8-K.

RESPONSE:

The Form 8-K/A describes the facts that lead to Mr. Dillon’s determination.

* * *

We believe our responses contained above and the Form 8-K/A address your current concerns.  Attached hereto as Exhibit 2 please find our Company Acknowledgement.

Please feel free to call me at (701) 281-0468 or our counsel, Kimberly Lowe at (612) 492-7324, if you require additional information or clarification of our responses.  You may email any correspondence to me at mdillon@goldengrowers.com and to Ms. Lowe at klowe@fredlaw.com.

Very truly yours,

Mark Dillon
Executive Vice President

cc:	Kimberly A Lowe
Daniel Mott

Exhibit 1

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review

~~On November 15, 2010,~~ On March 1, 2011, Golden Growers Cooperative (the “Cooperative”) filed with the Securities and Exchange Commission (the “Commission”) a Current Report on Form 8-K (the “Form 8-K”) reporting the restatement of its financial statements for various periods.  This Current Report on Form 8-K/A amends and supplements the Form 8-K to provide additional information.

On September 8, 2010, the Chief Executive Officer of ~~Golden Growers~~ the Cooperative , Mark Dillon~~,~~ (the “CEO”), determined that the Cooperative, in connection with its public reporting status, should present in its financial statements corn revenue on a gross basis instead of a net basis.  ~~While presenting revenue on a net basis is an acceptable and common method of presentation, presenting~~ Presenting gross revenue and expense more fully presents the Cooperative’s corn marketing activities on behalf of its members and better ~~aligns its financial statements with how~~ reflects the rights and obligations of membership in the Cooperative ~~identifies itself in the business community in which it operates~~.  In addition, the CEO determined that the Cooperative’s pension benefit obligation, while not material, should be set forth in the Cooperative’s financial statements.  The CEO determined that revising the Cooperative’s financial statements in this manner better detailed the obligations of the Cooperative with respect to pension benefit obligations for its single employee.  As a result of these determinations, the previously issued financial statements for the Cooperative for the fiscal years ended August 31, 2008 and 2009 and for the four month period ended December 31, ~~2010~~2009 as well as the interim financial statements for the periods ending on June 30, 2010 and 2009 should no longer be relied upon.

On November 15, 2010, the ~~“~~Cooperative~~”)~~ filed with the ~~Securities and Exchange~~ Commission an amended Registration Statement on Form 10 and an amended Quarterly Report on Form 10-Q for the period ending June 30, 2010 that contained restated financial statements for the following periods: (1) for the fiscal years ending August 31, 2009 and August 31, 2008 and the four month period ended December 31, 2009; and (2) for the interim periods ended June 30, 2010 and June 30, 2009.  The statements of operations for each of the periods were restated to reflect revenue from the sale of corn and expense for the purchase of corn separately.  ~~Previously, these amounts had been presented on a net basis.  In addition, the~~ The financial statements were also restated to report the Cooperative’s pension benefit obligation and related disclosures in connection with the Cooperative’s defined benefit pension plan~~.  The~~, result in the recording of ~~these restatements is to record~~ a non-current liability and a reduction of members’ equity.

The above restatements had no impact on previously reported net income for any of the years or periods presented.

The ~~authorized officer of the Cooperative~~ CEO discussed with the Cooperative’s independent accountant the matters disclosed pursuant to this item 4.02

Exhibit 2:

COMPANY ACKNOWLEDGEMENT

The undersigned, a duly elected officer of Golden Growers Cooperative (the “Cooperative”), by his signature below, acknowledges as of the date set forth below that:

•                  The Cooperative is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Cooperative may not assert a staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLDEN GROWERS COOPERATIVE

Dated:	March 4, 2011		/s/ Mark Dillon
		By:	Mark Dillon